                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No.2)*


                           BLOUNT INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)


                    COMMON STOCK (par value $.01 per share)
                CLASS A COMMON STOCK (par value $.01 per share) CLASS B COMMON STOCK (par value $.01 per share)
                -----------------------------------------------
                         (Title of Class of Securities)


                      CUSIP NO. 09580 10 5 (Common Stock)
                  CUSIP NO. 095177 10 1 (Class A Common Stock)
                  CUSIP NO. 095177 20 0 (Class B Common Stock)
                  --------------------------------------------
                                 (CUSIP Number)

     Shirley Milligan, 4520 Executive Park Drive, Montgomery, Alabama 36116
     ----------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 19, 1999
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095180 10 5            13D           Page    2    of   9   Pages
          -----------------                         -------    -----
CUSIP No. 095177 10 1
          -----------------
CUSIP No. 095177 20 0

----------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Winton M. Blount
              Social Security No. ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a)   [ ]
                                                                                                             (b)   [X]
----------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                  Not Applicable

----------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
----------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
----------------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       484,078 (Common Stock) (See Note 1)
                                       0 (Class A Common Stock) (See Note 1)
                                       0 (Class B Common Stock) (See Note 1)
                        ----------------------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           0 (See Note 1)
   BENEFICIALLY         ----------------------------------------------------------------------------------------------------------
   OWNED BY EACH        9     SOLE DISPOSITIVE POWER
     REPORTING                         484,078 (Common Stock) (See Note 1)
      PERSON                           0 (Class A Common Stock) (See Note 1)
       WITH                            0 (Class B Common Stock) (See Note 1)

                        ----------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                       0 (See Note 1)

----------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  484,078 (Common Stock) (See Note 1)
                  0 (Class A Common Stock) (See Note 1)
                  0 (Class B Common Stock) (See Note 1)

----------------------------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [X]
             Excludes shares owned by Mr. Blount's spouse. See Note 1.
----------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  1.6% (Common Stock)
                  N/A (Class A Common Stock)
                  N/A (Class B Common Stock)
----------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                  IN
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 095180 10 5               13D         Page    3    of   9   Pages
          -----------------                          -------    -----
CUSIP No. 095177 10 1
          -----------------
CUSIP No. 095177 20 0

----------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  BHP, Inc.
                  Federal Employee Identification No. 63-1153631

----------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a)     [ ]
                                                                                                            (b)     [X]
----------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                  Not Applicable
----------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       0 (See Note 1)
                        ----------------------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           0 (See Note 1)
   BENEFICIALLY         ----------------------------------------------------------------------------------------------------------
   OWNED BY EACH        9     SOLE DISPOSITIVE POWER
     REPORTING                         0 (See Note 1)
      PERSON            ----------------------------------------------------------------------------------------------------------
       WITH             10    SHARED DISPOSITIVE POWER
                                       0 (See Note 1)
----------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  443,370 (Common Stock) (See Note 1)
                  0 (Class A Common Stock) (See Note 1)
                  0 (Class B Common Stock) (See Note 1)
----------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]
----------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  1.4% (Common Stock) (See Note 1)
                  N/A (Class A Common Stock)
                  N/A (Class B Common Stock)
----------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                  CO
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 095180 10 5              13D          Page    4    of   9   Pages
          -----------------                          -------    -----
CUSIP No. 095177 10 0
          -----------------
CUSIP No. 095177 20 0

----------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  The Blount Holding Company, L.P.
                  Federal Employee Identification No. 63-1156445
----------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)     [ ]
                                                                                                                  (b)     [X]
----------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                  Not Applicable

----------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
----------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                       0 (See Note 1)

                        ----------------------------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                           0 (See Note 1)
   BENEFICIALLY
   OWNED BY EACH        ----------------------------------------------------------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER
      PERSON                           0 (See Note 1)
       WITH             ----------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                       0 (See Note 1)

----------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  443,370 (Common Stock) (See Note 1)
                  0 (Class A Common Stock) (See Note 1)
                  0 (Class B Common Stock) (See Note 1)
----------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          [ ]
----------------------------------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  1.4% (Common Stock) (See Note 1)
                  N/A (Class A Common Stock)
                  N/A (Class B Common Stock)
----------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                  PN

----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Note 1 to Cover Pages of Schedule 13D

         443,370 shares of the Common Stock of Blount International, Inc., a Delaware corporation (the "Issuer"), are directly owned by The Blount Holding Company, L.P., a Delaware limited partnership (the "Blount Partnership"). Winton M. Blount is the sole stockholder, director and executive officer of BHP, Inc., a Delaware corporation and the sole general partner of the Blount Partnership ("BHP"). As the sole general partner of the Blount Partnership, BHP has the sole voting and dispositive power with respect to the shares of the Common Stock of the Issuer owned directly by the Blount Partnership, subject only to certain limitations set forth in the Agreement of Limited Partnership of the Blount Partnership (filed as Exhibit 2 to this Schedule 13D as originally filed) and to certain rights of the limited partners of the Blount Partnership to receive certain of such shares upon the occurrence of certain events. Due to the circumstances set forth above, however, Winton M. Blount controls BHP and effectively has sole voting and dispositive power with respect to the shares of the Common Stock of the Issuer owned directly by the Blount Partnership. Winton
         M. Blount has excluded 12,068 shares of Common Stock owned by his wife.


                  This Amendment No.2 amends the Statement on Schedule 13D, initially filed on November 13, 1995, as amended by Amendment No. 1 to the
Schedule 13D, filed on April 22, 1999 (the "Schedule 13D"), relating to shares of the Class A Common Stock, par value $.01 per share, of Blount International, Inc., a Delaware corporation (the "Issuer"), and to the shares of the Class B Common Stock, par value $.01 per share, of the Issuer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.

                  On April 18, 1999, the Issuer entered into an Agreement and Plan of Merger and Recapitalization, dated as of April 18, 1999 (the "Merger Agreement"), between Red Dog Acquisition, Corp.("Acquisition Sub") and Issuer. On August 19, 1999, pursuant to the Merger Agreement, Acquisition Sub merged with and into the Issuer, pursuant to which the Issuer was the surviving corporation and became a subsidiary of Lehman Brothers Merchant Banking Partners II L.P. ("Parent") (the "Merger").

                  As a result of the Merger, each share of Class A Common Stock and Class B Common Stock of the Issuer issued and outstanding immediately prior to the Merger (except for shares owned by stockholders who did not vote in favor of or consent to the Merger and who was entitled to demand appraisal rights and shares owned by Issuer and Acquisition Sub), was converted into $30 in cash or two fully paid and non-assessable shares of new Common Stock of the Issuer, par value $.01 per share (the "Common Stock"), depending on whether a "non-cash" election was made and not withdrawn and the effects of proration pursuant to the Merger Agreement. As a result of the Merger, the Shares of Class A Common Stock and Class B Common Stock owned by Winton M. Blount, BHP, and the Blount Partnership immediately prior to the Merger were converted into an amount of cash and the Shares of Common Stock of Issuer set forth on pages 2-4 of this Amendment No. 2. As a result of the Merger, Winton M. Blount, BHP, and the Blount Partnership ceased to own 5% or more of any class of capital stock of the Issuer and, therefore, ceased to have reporting obligations pursuant to Section 13(d) of the Securities Exchange Act of 1934 with respect to securities of the Issuer.


                                     5 of 9

                  As a result of the Merger, the Common Stock was listed on the New York Stock Exchange, while the Class A Common Stock and Class B Common Stock were delisted from the New York Stock Exchange. The registration of Class A Common Stock and Class B Common Stock under the Securities Exchange Act of 1934 similarly became eligible for termination pursuant to Rule 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Blount Holding Company, L.P. directly owns 443,370 shares or 1.4% of the outstanding Common Stock of the Issuer, and no longer owns, directly or indirectly, any shares of Class A Common Stock or Class B Common Stock of the Issuer. BHP, Inc., the sole general partner of the Blount Partnership, does not directly own any securities of the Issuer subject to this statement. Winton M. Blount, the sole stockholder, director and executive officer of BHP, directly owns 40,708 shares or less than 1% of the outstanding shares of Common Stock of the Issuer, and no longer owns, directly or indirectly, any shares of Class A Common Stock or Class B Common Stock of the Issuer. Mr. Blount may also be deemed to be the beneficial owner of 12,068 shares of the outstanding Common Stock of the Issuer owned by his spouse. Mr. Blount disclaims beneficial ownership of the securities of the Issuer owned by his spouse. Because Winton M. Blount is the sole stockholder, director and executive officer of BHP, which in turn is the sole general partner of the Blount Partnership, Mr. Blount may also be deemed to beneficially own all of the securities of the Issuer owned directly by the Blount Partnership.

                  (b) Winton M. Blount, as the sole stockholder, director and executive officer of BHP, the sole general partner of the Blount Partnership, has the effective sole voting and dispositive power for the securities of the Issuer directly owned by the Blount Partnership. In addition, Winton M. Blount has sole voting and dispositive power with respect to the securities of the Issuer that he owns directly and that were disclosed in subparagraph (a) of this Item 5.

                  (c) Except with respect to the conversion of Shares and settlement of stock options pursuant to the Merger, there have been no transactions in the securities of the Issuer reported on that were effected during the past 60 (sixty) days by any of the persons filing this statement.

                  (d) Certain of the shares owned by the persons filing this statement or by other persons named in Item 2 are or may be pledged to various creditors to secure financial obligations. In most cases, such creditors have or will have the right to receive dividends with respect to the shares so pledged only in the event of default in such obligations.

                  (e) As a result of the Merger, on August 19, 1999, Winton M. Blount, BHP, and the Blount Partnership, each ceased to be the beneficial owner of more than five percent of any class of securities subject to this statement.


                                     6 of 9

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATE: September 20, 1999                        /s/ Winton M. Blount
                                       ---------------------------------------
                                                  Winton M. Blount


                                     7 of 9

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       BHP, INC.



DATE: September 20, 1999                By        /s/ Winton M. Blount
                                          ------------------------------------
                                                    Winton M. Blount
                                                      Its President


                                     8 of 9

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         THE BLOUNT HOLDING COMPANY, L.P.



DATE: September 20, 1999                 By BHP, Inc.,
                                         Its General Partner

                                         By       /s/ Winton M. Blount
                                           -----------------------------------
                                                  Winton M. Blount
                                                  Its President


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